SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2005

Commission File Number 0-28800
_____

DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)
_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-102800) and Form F-4 (Registration No. 333-121386) of DRDGOLD Limited filed with the U.S. Securities and Exchange Commission (the "Commission") on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In this filing, the "Company" means DRDGOLD Limited and, as appropriate, its subsidiaries, associates and joint venture. All references to "Dollars" or "$" herein are to United States Dollars, references to "Rand" or "R" are to South African Rands and references to "A$" are to Australian Dollars.

Exhibits

99.1   DRDGOLD Limited's unaudited condensed consolidated financial statements at December 31, 2004 and June 30, 2004 and for the six months ended December 31, 2004 and 2003, prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").
99.2   DRDGOLD Limited's unaudited pro forma condensed financial information relating to the discontinued operations of Buffelsfontein Gold Mines Limited.
99.3   Information on non-US GAAP financial measures, cash operating costs per ounce and total costs per ounce.
99.4   Review report of the independent registered public accounting firm.
99.5   Letter from KPMG Inc. regarding unaudited financial information

Special Note Regarding Forward-Looking Statements

Some of the information in this Interim Report may contain projections or other forward looking statements regarding future events or other future financial performance, including forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements include:
- the Company's ability to continue as a going concern;
- its ability to successfully restructure the South African operations;
- its ability to significantly reduce its costs in South Africa;
- its anticipated commitments and its ability to fund its future commitments;
- that the Company does not need to impair the carrying value of the Blyvooruitzicht Gold Mining Company Limited's assets;
- that the Company is not liable to settle liabilities of Buffelsfontein Gold Mines Limited after its provisional liquidation; and
- that the Company's commitment to pay water pumping costs at the Buffelsfontein Gold Mines Limited will not exceed that which was stipulated in the interim directive from the South African Department of Water Affairs and Forestry.

Such statements are subject to risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
- adverse changes or uncertainties in general economic conditions in the markets the Company serves;
- a drop in the gold price;
- a continuing strengthening of the Rand against the Dollar;
- regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
- changes in the Company's competitive position;
- changes in business strategy;
- adverse seismic activity at its mines; and
- any major disruption in production at its key facilities or adverse changes in foreign exchange rates.

Factors that could cause or contribute to such differences are discussed in further detail in the section entitled "Risk Factors" in Item 3D of Amendment No. 3 to the Company's Annual Report on Form 20-F/A for the fiscal year ended June 30, 2004, as filed with the Commission on April 29, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD Limited (Registrant)

Date: June 1, 2005

By: <u>/s/ Ian Murray</u>
Ian Murray
Chief Financial Officer

Exhibit 99.1

Index to Financial Statements

DRDGOLD Limited
Condensed Consolidated Statements of Operations
for the six months ended December 31, 2004 and 2003 (Unaudited)

	Note	2004 $'000	2003 $'000
Revenues			
Product sales		156,433	147,475
Costs and expenses		(144,510)	(142,880)
Production costs		(144,435)	(139,831)
Movement in gold in process		178	(2,255)
Movement in rehabilitation provision, reclamation and closure costs		(253)	(794)
Other operating expenses			
Depreciation and amortization		(11,781)	(10,590)
Employee termination costs		(3,504)	(6,184)
Impairment of assets	6	(38,333)	-
Management and consulting fees		(3,392)	(962)
Profit/(loss) on derivative instruments		2,325	(4,375)
Selling, administration and general charges		(9,177)	(5,421)
(Including stock based compensation costs of $571,000 (December 31, 2003: $1,079,000))			
Net operating loss		(51,939)	(22,937)
Non-operating income			
Interest and dividends		304	820
Unrealized foreign exchange gains		3,043	1,382
Profit on sale of other assets and equity investments		1,122	1,342
Finance costs			
Interest expense		(4,412)	(5,637)
Loss before tax and other items		(51,882)	(25,030)
Income and mining tax (expense)/benefit	7	(7,519)	4,075
Equity in loss from associates		(2,400)	(6,955)
Loss after tax		(61,801)	(27,910)
Minority interest		(9)	-
Net loss applicable to common stockholders		(61,810)	(27,910)
Basic and diluted loss per share (cents)	4	(25)	(14)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DRDGOLD Limited
Condensed Consolidated Balance Sheets
at December 31, 2004 and June 30, 2004 (Unaudited)

	Note	December 31, 2004 $'000	June 30, 2004 $'000
ASSETS			
Current assets		58,443	58,460
Cash and cash equivalents		25,239	22,453
Receivables		16,694	19,514
Inventories	9	16,510	16,493
Mining assets		125,772	156,943
Other non-current assets		91,803	64,453
Investment in Emperor Mines Limited	5	30,798	7,136
Other equity investments		2,712	2,470
Non-current inventories	9	32,831	32,006
Amounts contributed to environmental trust funds		25,462	22,841
Total assets		276,018	279,856
LIABILITES AND STOCKHOLDERS' EQUITY			
Current liabilities		91,723	83,453
Bank overdraft		1,771	1,828
Accounts payable and accrued liabilities		63,579	61,153
Derivative instruments		2,693	309
Short-term portion of long-term loans		12,585	9,315
Income and mining taxes payable		1,979	2,744
Deferred income and mining tax		9,116	8,104
Non-current liabilities		121,210	116,741
Long-term loans		63,268	59,865
Deferred income and mining tax		13,438	13,004
Derivative instruments		1,716	4,765
Provision for environmental rehabilitation, reclamation and closure costs		42,788	39,107
Total liabilities		212,933	200,194
Minority interest		1,038	929
Stockholders' equity		62,047	78,733
Authorized			
600,000,000 (June 30, 2004: 300,000,000) ordinary no par value shares			
5,000,000 (June 30, 2004: 5,000,000) cumulative preference shares			
Issued			
255,316,895 (June 30, 2004: 233,307,667) ordinary no par value shares		527,791	484,772
5,000,000 (June 30, 2004: 5,000,000) cumulative preference shares		107	107
Additional paid in capital		39,600	39,347
Unearned stock compensation		(684)	(971)
Accumulated deficit		(461,147)	(399,337)
Accumulated other comprehensive loss		(43,620)	(45,185)
Total liabilities and stockholders' equity		276,018	279,856

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DRDGOLD Limited
Condensed Consolidated Statement of Stockholders' Equity
for the six months ended December 31, 2004 (Unaudited)

	Number of Common Shares	Number of preferred Shares	Stated capital and share premium $'000	Preferred stock $'000	Additional paid-in capital $'000	Unearned stock-based compensation $'000	Accumulated deficit $'000	Accumulated other comprehensive loss $'000	Total Stockholders' equity $'000
Balance June 30, 2004 as previously reported	233,307,667	5,000,000	484,772	107	39,347	(971)	(396,154)	(43,249)	83,852
Retroactive adjustment for equity in losses of Emperor Mines Limited							(3,183)	(1,936)	(5,119)
Balance June 30, 2004 as adjusted	233,307,667	5,000,000	484,772	107	39,347	(971)	(399,337)	(45,185)	78,733
Share options exercised	55,000		60						60
Issue of shares for cash	15,341,552		28,290						28,290
Share issue expenses			(1,932)						(1,932)
Shares issued in acquisition of Emperor Mines Limited	6,612,676		16,601						16,601
Net loss for the period							(61,810)		(61,810)
Unearned stock-based compensation						253	(253)		
Amortization of stock-based compensation						571			571
Foreign currency translation adjustments						(31)		1,565	1,534
Balance December 31, 2004	**255,316,895**	**5,000,000**	**527,791**	**107**	**39,600**	**(684)**	**(461,147)**	**(43,620)**	**62,047**

Analysis of accumulated other comprehensive loss:	June 30, 2004 $'000	December 31, 2004 $'000
Mark-to-market adjustments on listed investments	45	45
Foreign currency translation adjustments	(45,230)	(43,665)
	(45,185)	(43,620)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DRDGOLD Limited
Condensed Consolidated Statements of Cash Flows
for the six months ended December 31, 2004 and 2003 (Unaudited)

	2004 $'000	2003 $'000
Net cash utilized by operating activities	(11,669)	(1,779)
Net loss applicable to common stockholders	(61,810)	(27,910)
Reconciliation to net cash provided by operations:		
Net increase in provision for rehabilitation	253	794
Depreciation and amortization	11,781	10,590
Impairment of assets	38,333	
Profit on sale of other assets and listed investments	(1,122)	(1,342)
Stock based compensation expense	571	1,079
Equity in loss from associates	2,400	6,955
Deferred tax provision	1,627	(4,075)
Unrealized (profits)/losses on derivative instruments	(2,325)	4,375
Unrealized foreign exchange gains	(3,043)	(1,382)
Minority interest in profit of subsidiary	9	
Effect of changes in working capital items	1,657	9,137
Net cash utilized in investing activities	(20,006)	(72,203)
Proceeds on sale of other assets and equity investments	1,122	6,230
Additions to mining assets	(13,131)	(13,382)
Proceeds on disposal of mining assets	593	553
Cash paid for acquisition of joint venture interest, net of cash acquired		(59,167)
Investment in associate	(8,590)	(6,437)
Net cash generated in financing activities	32,067	49,112
Proceeds from issue of shares	28,350	71,563
Share issue expenses	(1,932)	(370)
Decrease in bank overdraft	(57)	(541)
Long-term loans received	7,391	407
Long-term loans repaid	(1,685)	(21,947)
Net increase/(decrease) in cash and cash equivalents	392	(24,870)
Effect of exchange rate changes on cash and cash equivalents	2,394	2,309
Cash and cash equivalents at beginning of the period	22,453	44,423
Cash and cash equivalents at end of the period	25,239	21,862
Income taxes paid	6,778	207
Interest paid	2,762	4,670

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. Basis of presentation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and investments in associates and the proportionate share of the accounts of the joint venture. All inter-company accounts and transactions have been eliminated.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. Securities and Exchange Commission, or SEC, requirements and in accordance with these requirements, the Company does not include all the information and notes required by generally accepted accounting principles for complete financial statements. As a result, these unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto filed with Amendment No. 3 to the Company's annual report on Form 20-F/A for the year ended June 30, 2004 (the "2004 Annual Report"), as filed with the Commission on April 29, 2005. In the opinion of management all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the financial position of the Company and the results of its operations, have been included.

Operating results for the interim periods are not necessarily indicative of the results of operations for the complete fiscal year.

For a more complete understanding of the Company's operations and financial position, reference is made to the consolidated financial statements of the Company, and related notes thereto, filed with the 2004 Annual Report.

Certain comparative figures for the 2004 interim period have been reclassified to conform to the 2005 interim period presentation.

2. Stock-based compensation plan

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, *Accounting for Stock-Based Compensation* and SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure,* and applies Accounting Principles Board Opinion, or APB, No. 25, *Accounting for Stock Issued to Employees* and related Interpretations, with respect to its accounting for its stock-based compensation plan.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

2. Stock-based compensation plan *(continued)*

The difference between the option strike price and the prevailing market value of the share at grant date is recorded as compensation expense over the vesting period.

In accordance with APB No. 25 and related interpretations, $0.6 million, (2003: $1.1 million) of stock-based compensation cost was recognized as an expense for the six months ended December 31, 2004 and 2003.

The following table illustrates the effect on net loss applicable to common stockholders and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based employee compensation plan for the six months ended December 31, 2004 and 2003:

	2004 $'000	2003 $'000
Net loss applicable to common stockholders, as reported	(61,810)	(27,910)
Stock-based employee compensation expense net of related tax effects, as reported	571	1,079
Stock-based employee compensation expense determined under fair value based method, net of related tax effects	(1,551)	(3,522)
Pro Forma net loss applicable to common stockholders	(62,790)	(30,353)
Basic and diluted loss per share (cents), as reported	(25)	(14)
Pro Forma basic and diluted loss per share (cents)	(25)	(15)

3. New accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, or SFAS No. 123R. SFAS No. 123R is a revision of SFAS No. 123 and it supersedes APB No. 25. SFAS No. 123R requires compensation cost related to share-based payments transactions to be recognized in the financial statements. That cost will be measured based on the fair value of the award on the grant date and recognized as expense over the requisite service or vesting period. As described in note 2 "Stock-based compensation plan", the Company currently uses the intrinsic value method of accounting for its stock option plans as defined in APB No. 25. The Company currently provides Pro Forma disclosures regarding the impact on net income and earnings per share as if it had applied the fair value method of accounting for stock-based compensation expense, which is based upon a Black-Scholes option pricing model. SFAS No. 123R is effective for the first annual period beginning after December 15, 2005, and allows two different methods of transition. The Company expects to adopt the new standard as of July 1, 2006 and it is currently evaluating the impact that this standard will have on its financial statements.

4. Loss per share

Loss per share is calculated based on the loss divided by the weighted average number of shares in issue during the period. Fully diluted loss per share is based upon the inclusion of potential common shares with a dilutive effect on loss per share.

The basic loss per share for the six months ended December 31, 2004 is based on a basic loss applicable to common stockholders of $61,810,000 and a weighted average number of outstanding ordinary shares of 246,924,284. The basic loss per share for the six months ended December 31, 2003 is based on a basic loss applicable to common stockholders of $27,910,000 and a weighted average number of outstanding ordinary shares of 205,906,945.

There is no dilution in loss per share for the periods ended December 31, 2004 and 2003, as the Company recorded a loss for these periods and the effect of dilutive securities in issue would have been anti-dilutive.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

5. Emperor Mines Limited

On July 30, 2004, the Company's offer to the shareholders of Emperor Mines Limited, or Emperor, an Australian listed gold mining company, closed with the Company having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued share capital, thereby increasing the Company's shareholding in Emperor from 19.78% to 45.33%. Accordingly, the Company issued 6,612,676 shares in exchange for the 29,095,774 Emperor shares to the value of $16.6 million, based on the market value of the Company's shares on the date issued. Share issue and transaction costs associated with the offer amounted to $1.7 million.

On September 13, 2004, Emperor announced an A$20.4 million ($14.6 million) non-renounceable rights issue. Emperor's rights offering closed on November 12, 2004, and the Company subscribed for its entitlement under the rights offering. The Company did not participate in any shortfall to the rights offer and its shareholding in Emperor remained at 45.33%.

Due to its cumulative ownership of 45.33%, the Company has accounted for its investment in Emperor under the equity method of accounting. Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, or APB No. 18, requires the use of the equity method of accounting if the investment gives the Company the ability to exercise significant influence over operating and financial policies, but not control, over an investee. As a result of the additional equity ownership and change in relationship with Emperor, including representation on Emperor's board of directors, the Company has the ability to exercise significant influence over the operations of Emperor. Accordingly, the Company has restated the prior period's financial statements in this interim report, as if the equity method had been utilized from December 2002, the date of the initial acquisition of the investment in Emperor. The Company has recorded its share of Emperor's earnings and losses as a component of "Equity in loss from associates" in the condensed consolidated statements of operations. The purchase price to acquire the cumulative 45.33% ownership in Emperor exceeded the Company's proportionate share of Emperor's net assets. This excess, amounting to $14.4 million, relates primarily to the fair value adjustment of the mining assets in Emperor. The allocated excess purchase price is being amortized over ten years, being the estimated life of mine of Emperor.

The carrying value of the investment in Emperor at December 31, 2004 and June 30, 2004 is as follows:

	December 31, 2004 $'000	June 30, 2004 $'000
Percentage held	45.33%	19.78%
Carrying amount at the beginning of the period	7,136	7,978
Acquired during the period	25,191	-
Equity in loss from associate	(1,796)	(694)
Amortization of the excess of fair value over book value of associate	(604)	(342)
Equity in other comprehensive income of associate	871	194
Carrying amount at the end of the period	30,798	7,136
Market value of the Company's investment in Emperor (based on the quoted market price at the end of the period)	35,243	12,255

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

5. Emperor Mines Limited *(continued)*

The difference between the original purchase price for the Company's equity interest in Emperor and the carrying value of the investment on the balance sheet at December 31, 2004 and June 30, 2004 represents the Company's subsequent recognition of its proportionate share of Emperor's net loss, amortization of the excess of fair value over book value of the investment in Emperor and foreign currency translation adjustments in Emperor.

At December 31, 2004 and June 30, 2004 the proportionate share of the Company's investment in the net assets of Emperor, as well as the unamortized excess purchase price of Emperor, is as follows:

	December 31, 2004 $'000	June 30, 2004 $'000
Proportionate share of Emperor's net assets	16,378	4,197
Excess purchase price, net of accumulated amortization	14,420	2,939
Closing carrying amount	30,798	7,136

Summarized unaudited financial information for Emperor for the six months ended December 31, 2004 and 2003 is as follows:

	2004 $'000	2003 $'000
Condensed Statement of Operations:		
Revenues	28,274	20,103
Costs and expenses	(30,041)	(18,311)
Other operating income/(expenses)	938	(8,087)
Selling, administration and general charges	(890)	(668)
Net operating loss	(1,719)	(6,963)
Non-operating income	101	260
Finance costs	(317)	(126)
Income and mining tax expense	(387)	(170)
Net loss	(2,322)	(6,999)

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

5. Emperor Mines Limited *(continued)*

As required by APB No. 18, the change to the equity method in accounting for the Emperor investment requires restatement of prior period financial statements. Beginning in August 2004, the Company recognized 45.33% of the loss of Emperor, adjusted for amortization of the excess purchase price. The amounts included for the six months ended December 31, 2003 represented 19.78% of Emperor's losses, adjusted for the amortization of the excess purchase price. The following table presents the restated loss and loss per share, as if the equity method of accounting had been applied for the six months ended December 31, 2003:

	2003 $'000
Effect of change in reporting entity on net loss:	
Previously reported net loss	(27,392)
Equity in loss of Emperor	(518)
Adjusted net loss	(27,910)
Effect of change in reporting entity on basic and diluted loss per share (cents):	
Previously reported basic and diluted loss per share (cents)	(13)
Equity in loss of Emperor	(1)
Adjusted basic and diluted loss per share (cents)	(14)
Effect of change in reporting entity on accumulated other comprehensive loss:	
Previously reported accumulated other comprehensive loss	(37,806)
Equity in accumulated other comprehensive loss of Emperor	(2,242)
Adjusted accumulated other comprehensive loss	(40,048)

The following table shows the restatement impact on the June 30, 2004 balance sheet for the change in the accounting for the Emperor investment:

	June 30, 2004 $'000
Investment in associates, as previously reported	12,255
Investment in associates, as adjusted	7,136
Total assets, as previously reported	284,975
Total assets, as adjusted	279,856
Accumulated deficit, as previously reported	(396,154)
Accumulated deficit, as adjusted	(399,337)
Accumulated other comprehensive loss, as previously reported	(43,249)
Accumulated other comprehensive loss, as adjusted	(45,185)
Stockholders' equity, as previously reported	83,852
Stockholders' equity, as adjusted	78,733

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

6. Impairment of mining assets

The strong Rand environment in which the Company's South African Operations operate caused it to review the carrying value of the assets of its South African operations.

The Company determined that the carrying amount of the North West Operations' mining assets at December 31, 2004 was not recoverable. The difference between the carrying amount and fair value of the North West Operations' mining assets has been recognized as an impairment loss of $38.3 million for the six months ended December 31, 2004. The fair value was determined by calculating the present value of future cash flows of the North West Operations' mining assets discounted at the credit adjusted rate. After December 31, 2004 the North West Operations continued to incur losses and on March 9, 2005, the North West Operations suffered the effects of an earthquake. On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited (which owns the North West Operations), which order was granted on the same day (refer to Note 12 for a more detailed discussion).

The Company completed its evaluation and concluded that the recoverable amount of Blyvoor's mining assets exceeds its carrying value. As a result, no impairment of the carrying value of Blyvoor's mining assets was recorded.

7. Income and mining tax (expense)/benefit

Income and mining taxes were a benefit of $4.1 million for the six months ended December 31, 2003 and an expense of $7.5 million for the six months ended December 31, 2004. The income and mining tax benefit of $4.1 million for the six months ended December 31, 2003 consisted of an income and mining tax expense of $0.7 million attributable to the Company's interest in the Porgera Joint Venture and a deferred tax benefit of $4.8 million attributable to the Company's Blyvoor operation. The income and mining tax expense of $7.5 million for the six months ended December 31, 2004 consisted of current income and mining taxes at Blyvoor of $0.3 million and $5.6 million from the Porgera Joint Venture and deferred tax expense from the Porgera joint venture of $1.6 million. The income and mining taxes for the six months ended December 31, 2004 in Blyvoor relates to a prior year assessment.

8. Going concern

The Company incurred significant losses during the six months ended December 31, 2004 and has continued to incur losses at its South African operations. Following a 60-day review period at its North West Operations to assess whether the losses of these operations could be restored to break-even, the Company's wholly-owned subsidiary, Buffelsfontein Gold Mines Limited (which owns the North West Operations), applied for provisional liquidation, which was granted on March 22, 2005. Refer to Note 12 for a discussion of this subsequent event.

As at December 31, 2004, the Company had cash and cash equivalents of $25.2 million (June 30, 2004: $22.5 million) and a working capital deficit (defined as current assets less current liabilities) of $33.3 million (June 30, 2004: $25.0 million).

As at December 31, 2004, the Company estimated that its anticipated commitments for the remainder of fiscal 2005 would be approximately $66.4 million, which includes costs of restructuring the South African Operations of $0.3 million, capital expenditure of $3.8 million, interest payments on the convertible notes of $2.0 million, the current portion of long-term loans of $1.8 million and the satisfaction of its working capital deficit (excluding cash and cash equivalents) of approximately $58.5 million at December 31, 2004. The Company expected to finance these commitments from cash resources of $25.2 million at December 31, 2004, net cash generated by offshore operations (Porgera Joint Venture and Tolukuma Gold Mines Limited), undrawn borrowing facilities of $14.1 million at December 31, 2004, cash received from the JCI Gold Limited and the Consolidated African Mines Limited settlement of $6.6 million subsequent to December 31, 2004 and additional capital raising (refer to Note 12).

F-11

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

8. Going concern *(continued)*

Following the granting of the order of provisional liquidation of Buffelsfontein Gold Mines Limited, or Buffelsfontein, on March 22, 2005, the Company's liquidity position has improved. As at March 31, 2005, the Company estimated that its anticipated commitments for the remainder of fiscal 2005 would be approximately **$10.3 million**, which include costs of restructuring our South African Operations of $0.3 million, interest payments on our convertible notes of $2.0 million, the current portion of long-term loans of $0.7 million and working capital of approximately $7.3 million. Working capital includes provisions for the wages at Buffelsfontein's operations until the end of March 2005 (approximately $2.1 million), essential services at the mine until such time as the liquidator had taken control of the mine (approximately $0.4 million), a social plan for employees (approximately $1.4 million) and water pumping costs at the mine of $0.9 million. The Company expects to finance these commitments from cash resources of $23.1 million at March 31, 2005 and net cash generated by offshore operations.

As at March 31, 2005, management believes that existing cash resources, net cash generated from offshore operations and undrawn borrowing facilities were sufficient to meet the Company's anticipated commitments through to December 31, 2005. In making this assessment, management had assumed that the South African operations would achieve break-even cash flows from operating activities, offshore operations would continue at current levels of profitability and that the Company would only be liable to settle the liabilities of Buffelsfontein Gold Mines Limited up to the date of its provisional liquidation and while it conducted business in the normal course. In addition, management assumed a current gold price and exchange rates. Accordingly, the accompanying condensed consolidated financial statements have been prepared on the basis of accounting policies applicable to a going concern.

The Company's estimated anticipated commitments, as well as its above mentioned sources of cash, would be adversely affected if:

- there is any adverse variation in the price of gold or foreign currency exchange rates in relation to the US Dollar, particularly with respect to the Rand;
- the Company's South African operations do not achieve break-even cash flows from operating activities;
- the Company's offshore operations fail to generate net cash flows consistent with current levels;
- the Company defaults on its current borrowing facilities and is thereafter required to accelerate the repayment of these obligations;
- the Company has any legal liability to settle the claims of creditors or employees of Buffelsfontein Gold Mines Limited after its provisional liquidation; or
- the Company's interim commitment to pay water pumping costs at Buffelsfontein Gold Mines Limited is substantially more than that which has been specified in the directive received from the South African Department of Water Affairs and Forestry (refer to Note 10).

If such circumstances arise, the Company may not have sufficient cash resources to meet its current obligations in the normal course of business, which would have an adverse impact on the Company's financial ability to continue operating as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. Inventories

	December 2004 $'000	June 2004 $'000
Current assets		
Gold in process	3,345	3,258
Supplies	13,165	13,235
	16,510	16,493
Non-current assets		
Ore stockpiles	32,831	32,006

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

10. Commitments and contingent liabilities

	December 2004 $'000	June 2004 $'000
Capital expenditure commitments:		
Contracted but not provided for in the financial statements................................	183	1,671
Authorized by the directors but not contracted for	3,610	12,167
	3,793	13,838

Litigation

AngloGold Ashanti Limited ("the applicant") has, pursuant to the provisional liquidation of Buffelsfontein Gold Mines Limited instituted urgent motion proceedings in the High Court of South Africa against the Company, Buffelsfontein Gold Mines Limited (in provisional liquidation and duly represented by its liquidators who are authorized to defend in the name and on behalf of Buffelsfontein), Stilfontein Gold Mining Company Limited ("Stilfontein"), Harmony Gold Mining Company Limited ("Harmony"), the South African Minister of Minerals and Energy, the South African Minister of Water Affairs and Forestry, the South African Minister of Environmental Affairs and Tourism and Hartebeesfontein Gold Mining Company Limited (collectively, "the respondents") regarding the continuation of pumping of underground water, at Stilfontein and Buffelsfontein, to prevent the flooding of underground workings at the applicant's operations in the area.

The applicant is seeking an order that:
- the Company and Buffelsfontein be held jointly and severally liable to continue the pumping and extraction of underground water at mines/shafts owned and controlled by Buffelsfontein, which mines/shafts are now under the control of Buffelsfontein's liquidators; and
- the Company and Stilfontein be held jointly and severally liable to continue the pumping and extraction of underground water at the Margaret shaft, which is owned and controlled by Stilfontein.

The South African Department of Water Affairs and Forestry has issued three interim directives on April 13, 2005, April 15, 2005 and May 7, 2005 (the "directives"), each supplementing the former directive and relating to the costs of, and the obligation to, continue pumping. In terms of the latest directive to the provisional liquidators, the Company, Stilfontein, the applicant and Harmony, the provisional liquidators are instructed to continue pumping, and the remaining parties instructed to each carry one quarter of the related pumping costs up to June 30, 2005.

The Company is defending the applicant's claim. In the interim, the Company has agreed (without prejudice to its rights) to abide by the directives issued by the South African Department of Water Affairs and Forestry. For the interim period, this commitment on behalf of the Company amounts to approximately $0.3 million per month. The Company anticipates that numerous interlocutory applications may arise as a result of the applicant's claims and the directives, and that the matter will come before the court for final determination in June 2005.

The Company is involved in litigation in the normal course of business. The Company believes that any adverse outcome from litigation would not have a material effect on its financial position or results of operations.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

11. Geographic and segment information

Based on risks and returns the directors of the Company consider that the primary reporting format is by operational segment. The Company operates in one industry segment, being the extraction and production of gold and related by-products.

The chief operating decision-maker is the Chief Executive Officer, who evaluates the business based on the following geographical and operational segments:

	As at and for the six months ended December 31, 2004								
	$'000 Blyvoor Mine	$'000 North West Mine	$'000 Other	$'000 South African operations	$'000 Tolukuma Mine	$'000 Porgera	$'000 Other	$'000 Australasian operations	$'000 Total
Revenues	33,521	63,502	-	97,023	16,154	43,256	-	59,410	156,433
Depreciation and amortization	(1,361)	(942)	(1,271)	(3,574)	(1,467)	(6,740)	-	(8,207)	(11,781)
Production costs	(40,490)	(70,721)	(1,348)	(112,559)	(13,213)	(18,525)	(138)	(31,876)	(144,435)
Results									
Net operating profit/(loss)	(10,414)	(49,137)	(10,734)	(70,285)	1,031	17,434	(119)	18,346	(51,939)
Profit/(loss) after tax	(11,089)	(48,881)	(6,350)	(66,320)	806	9,594	(5,881)	4,519	(61,801)
Balance Sheet									
Mining assets	51,637	-	4,055	55,692	8,093	61,987	-	70,080	125,772
Total assets	67,381	30,768	10,152	108,301	19,197	113,579	34,941	167,717	276,018
Net current assets/(liabilities)	(16,756)	(18,942)	(3,892)	(39,590)	6,499	(1,231)	1,042	6,310	(33,280)
Other information									
Capital expenditures	369	3,528	19	3,916	2,316	6,899	-	9,215	13,131
Impairment of assets	-	38,333	-	38,333	-	-	-	-	38,333

DRDGOLD Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

11. Geographic and segment information *(continued)*

	As at and for the six months ended December 31, 2003								
	$'000 Blyvoor Mine	$'000 North West Mine	$'000 Other	$'000 South African operations	$'000 Tolukuma Mine	$'000 Porgera	$'000 Other	$'000 Australasian operations	$'000 Total
Revenues	47,151	65,023	-	112,174	16,309	18,992	-	35,301	147,475
Depreciation and amortization	(1,205)	(2,329)	(2,796)	(6,330)	(3,355)	(905)	-	(4,260)	(10,590)
Production costs	(43,576)	(71,834)	(1,233)	(116,643)	(11,887)	(11,301)	-	(23,188)	(139,831)
Results									
Net operating profit/(loss)	(4,330)	(10,618)	(13,392)	(28,340)	559	4,844	-	5,403	(22,937)
Profit/(loss) after tax	135	(9,310)	(22,930)	(32,105)	569	4,144	(518)	4,195	(27,910)
Other information									
Capital expenditure	6,754	2,736	62	9,552	2,026	1,804	-	3,830	13,382

	As at June 30, 2004								
	$'000 Blyvoor Mine	$'000 North West Mine	$'000 Other	$'000 South African operations	$'000 Tolukuma Mine	$'000 Porgera	$'000 Other	$'000 Australasian operations	$'000 Total
Mining assets	48,518	27,689	6,164	82,371	7,000	61,741	5,831	74,572	156,943
Total assets	31,572	79,368	107,926	218,866	9,571	19,204	32,215	60,990	279,856
Net current assets/(liabilities)	(59,902)	(157,709)	279,866	62,255	(1,651)	(25,102)	(60,495)	(87,248)	(24,993)

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

12. Subsequent events

North West Operations

On March 3, 2005, the Company entered into a 60-day review period at the North West Operations due to continuing losses at this operation. The purpose of this 60-day review period was to assess whether the losses of these operations could be restored to break-even.

On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the Number 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, the Company closed the Number 2 Shaft because of concerns for the safety of the employees.

On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, or Buffelsfontein (which owns the North West Operations), which order was granted on the same day.

The liquidators, appointed by the court, will be responsible for assessing the feasibility of Buffelsfontein as a going concern, re-organizing the affairs of Buffelsfontein and reaching agreements with creditors for the settlement of Buffelsfontein's liabilities of approximately $24.0 million. The Company committed to pay the wages at Buffelsfontein's operations until the end of March 2005 (approximately $2.1 million), to continue essential services at the mine until such time as the liquidator had taken control of the mine (approximately $0.4 million) and to provide for a social plan for employees, which includes counseling and reskilling programs (approximately $1.4 million). The Company has submitted an insurance claim with its insurance brokers, which the Company believes will provide for the settlement of Buffelsfontein's third party liabilities.

The Company has agreed to abide by the directives issued by the South African Department of Water Affairs and Forestry on April 13, 2005, April 15, 2005 and May 7, 2005, in terms of which the Company, Stilfontein, Harmony and AngloGold Ashanti are to equally share the costs of the dewatering as well as the costs of the continued operation and maintenance of all infrastructure associated with any aspect of management of the water impacting upon the relevant mines/shafts of Buffelsfontein until June 30, 2005. For the interim period, this commitment on behalf of the Company amounts to approximately $0.3 million per month. Refer to Note 10 for a more detailed discussion.

JCI Gold Limited, or JCI, and Consolidated African Mines Limited, or CAM, settlement

On February 24, 2005, JCI and CAM were ordered by the High Court of Johannesburg to pay the Company an amount of $6.3 million, plus interest and costs. The claim related to an undertaking that JCI and CAM had given to pay the Company an option fee for warehousing shares which the Company acquired as part of Project Eagle, JCI's unsuccessful endeavor to incorporate Randfontein Estates Gold Mine into Western Areas. The Company instituted proceedings when JCI and CAM, after paying a small portion of the fee, refused to pay the balance of the claim. JCI and CAM's counterclaim to recover the earlier part-payment was dismissed with JCI and CAM responsible for all costs incurred in this matter. JCI and CAM moved to appeal this judgment, but lost the appeal and were responsible for all costs incurred in this matter. Subsequently JCI and CAM petitioned the Supreme Court of Appeal to have the judgment overturned. In March 2005, the Company received a payment of $6.6 million as settlement of all claims.

DRDGOLD Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

12. Subsequent events *(continued)*

Capital raising

On April 5, 2005 the Company entered into a subscription agreement and an underwriting agreement pursuant to which the Company would raise, in aggregate, R180.4 million ($28.6 million) through the issue of new shares in the Company by way of:

- a specific issue of 17 million new shares in the Company at a cash price of R5.50 each to Baker Steel Capital Managers LLP, or BSCM, clients to raise R93.5 million ($14.8 million) ("the specific issue"); and
- a claw-back offer of 15,804,116 shares in the Company at an issue price of R5.50 each to the Company's shareholders to raise R86.9 million ($13.8 million) in accordance with the terms of a separate offering circular to the Company's shareholders ("the claw-back offer"). The funds from the claw-back offer were received on April 12, 2005.

In terms of the subscription agreement, BSCM clients will subscribe for 17 million new shares in the Company at a subscription price of R5.50 per share, which is equivalent to the volume weighted average price of the Company's shares on the JSE for the ten trading days immediately prior to Tuesday, April 5, 2005. The specific issue shares will rank pari passu with the Company's shares already in issue. At a general meeting of the Company's shareholders held on May 20, 2005, a resolution was passed to authorize the directors of the Company to allot and issue these shares. The funds from the specific issue were received on June 1, 2005.

In addition to the provision of working capital, the Company intends to use the proceeds from the specific issue and claw-back offer to restructure its local operations, fund necessary capital expenditure and, to the extent that such opportunities arise, acquire other synergistic assets in South Africa.

Exhibit 99.2

DRDGOLD Limited's unaudited pro forma condensed financial information relating to the discontinued operations of Buffelsfontein Gold Mines Limited

The following unaudited pro forma condensed financial information reflects the continuing operations of the Company after the disposition, due to provisional liquidation, of Buffelsfontein Gold Mines Limited, or Buffelsfontein, a wholly-owned subsidiary of the Company. On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein (which owns the North West Operations), which order was granted on the same day. A Pro Forma Condensed Consolidated Balance Sheet at December 31, 2004 and Pro Forma Condensed Consolidated Statements of Operations for the year ended June 30, 2004 and the six months ended December 31, 2004 are presented below. The Pro Forma Condensed Consolidated Balance Sheet includes pro forma adjustments for the disposition of Buffelsfontein, assuming the provisional liquidation occurred at December 31, 2004. The Pro Forma Condensed Consolidated Statements of Operations include pro forma adjustments for the disposition of Buffelsfontein, assuming the provisional liquidation occurred at the beginning of the periods presented. A profit on disposition of Buffelsfontein is not included in the Pro Forma Condensed Consolidated Statements of Operations, as this profit will be included in the Company's earnings in the period in which the Buffelsfontein liquidation is completed.

DRDGOLD Limited

Pro Forma Condensed Consolidated Balance Sheet at December 31, 2004 (Unaudited)

	DRDGOLD Limited (as reported) $ 000	Pro forma adjustments for the disposition of Buffelsfontein Gold Mines Limited $ 000	Pro forma continuing operations $ 000
ASSETS			
Current assets	58,443	(10,567)	47,876
Cash and cash equivalents	25,239	(2,568)	22,671
Receivables	16,694	(7,472)	9,222
Inventories	16,510	(527)	15,983
Mining assets	125,772	-	125,772
Other non-current assets	91,803	(20,201)	71,602
Investment in Emperor Mines Limited	30,798		30,798
Other equity investments	2,712	(1,915)	797
Non-current inventories	32,831		32,831
Amounts contributed to environmental trust funds	25,462	(18,286)	7,176
Total assets	276,018	(30,768)	245,250
LIABILITES & STOCKHOLDERS' EQUITY			
Current liabilities	82,607	(29,509)	53,098
Bank overdraft	1,771		1,771
Accounts payable and accrued liabilities	63,579	(29,509)	34,070
Derivative instruments	2,693		2,693
Short-term portion of long-term loans	12,585		12,585
Income and mining taxes payable	1,979		1,979
Non-current liabilities	130,326	(21,186)	109,140
Long-term loans	63,268		63,268
Deferred income and mining tax	22,554		22,554
Derivative instruments	1,716		1,716
Provision for environmental rehabilitation, reclamation and closure costs	42,788	(21,186)	21,602
Total liabilities	212,933	(50,695)	162,238
Minority interest	1,038		1,038
Stockholders' equity	62,047	19,927	81,974
Total liabilities & stockholders' equity	276,018	(30,768)	245,250

DRDGOLD Limited

Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2004 (Unaudited)

	DRDGOLD Limited (as restated for the retroactive adjustment of Emperor) $ 000	Pro forma adjustments for the disposition of Buffelsfontein Gold Mines Limited $ 000	Pro forma continuing operations $ 000
Revenues			
Product sales	313,290	(132,268)	181,022
Costs and expenses	(279,946)	139,713	(140,233)
Production costs	(277,491)	137,587	(139,904)
Movement in gold in process	1,000	(80)	920
Movement in rehabilitation provision, reclamation and closure costs	(3,455)	2,206	(1,249)
Other operating expenses			
Depreciation and amortization	(30,135)	4,272	(25,863)
Employee termination costs	(7,963)	7,064	(899)
Impairment of assets	(4,266)	1,277	(2,989)
Management and consulting fees	(2,448)	2,344	(104)
Loss on derivative instruments	(1,166)	124	(1,042)
Loss on sale of mining assets	(55)		(55)
Selling, administration and general charges	(24,944)		(24,944)
(Including stock based compensation costs of $2,310,000)			
Net operating loss	(37,633)	22,526	(15,107)
Non-operating income			
Interest and dividends	2,124	(1,045)	1,079
Unrealized foreign exchange gains	10,672		10,672
Profit on sale of other assets and listed investments	63	(726)	(663)
Finance costs			
Interest expense	(7,912)	162	(7,750)
Loss before tax and other items	(32,686)	20,917	(11,769)
Income and mining tax expense	(14,230)		(14,230)
Equity in loss from associates	(9,863)		(9,863)
Loss after tax	(56,779)	20,917	(35,862)
Minority interest	(7)		(7)
Net loss applicable to common stockholders	(56,786)	20,917	(35,869)
Basic and diluted loss per share (cents)	(26)		(17)
Weighted average number of shares	216,509,843		216,509,843

DRDGOLD Limited

Pro Forma Condensed Consolidated Statements of Operations for the six months ended December 31, 2004

(Unaudited)

	DRDGOLD Limited (as reported) $ 000	Pro forma adjustments for the disposition of Buffelsfontein Gold Mines Limited $ 000	Pro forma continuing operations $ 000
Revenues			
Product sales	156,433	(63,502)	92,931
Costs and expenses	(144,510)	72,059	(72,451)
Production costs	(144,435)	70,721	(73,714)
Movement in gold in process	178	655	833
Movement in rehabilitation provision, reclamation and closure costs ...	(253)	683	430
Other operating expenses			
Depreciation and amortization	(11,781)	942	(10,839)
Employee termination costs	(3,504)	201	(3,303)
Impairment of assets	(38,333)	38,333	
Management and consulting fees	(3,392)	1,104	(2,288)
Profit on derivative instruments	2,325		2,325
Selling, administration and general charges	(9,177)		(9,177)
(Including stock based compensation costs of $571,000)			
Net operating loss	(51,939)	49,137	(2,802)
Non-operating income			
Interest and dividends	304	(4)	300
Unrealized foreign exchange gains	3,043		3,043
Profit on sale of other assets and listed investments	1,122	(262)	860
Finance costs			
Interest expense	(4,412)	10	(4,402)
Loss before tax and other items	(51,882)	48,881	(3,001)
Income and mining tax expense	(7,519)		(7,519)
Equity in loss from associates	(2,400)		(2,400)
Loss after tax	(61,801)	48,881	(12,920)
Minority interest	(9)		(9)
Net loss applicable to common stockholders	(61,810)	48,881	(12,929)
Basic and diluted loss per share (cents)	(25)		(5)
Weighted average number of shares	246,924,284		246,924,284

Exhibit 99.3

Information on non-US GAAP financial measures, cash operating costs per ounce and total costs per ounce

For the six months ended December 31, 2004	South African operations $'000	Australasian operations $'000	Total $'000
Gold produced (ounces)	232,835	141,246	374,081
Cash operating cost per ounce ($ per ounce)	472	206	372
Total production cost per ounce ($ per ounce)	500	284	418
Total cost per ounce ($ per ounce)	701	319	557

For the six months ended December 31, 2003	South African operations $'000	Australasian operations $'000	Total $'000
Gold produced (ounces)	297,912	89,186	387,098
Cash operating cost per ounce ($ per ounce)	384	244	352
Total production cost per ounce ($ per ounce)	415	308	391
Total cost per ounce ($ per ounce)	469	367	446

Reconciliation of non-US GAAP financial measures

Cash costs per ounce, total costs and total costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs, net (loss)/profit applicable to common stockholders, (loss)/profit before tax and other items or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per ounce, total costs and total costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per ounce and total costs and total costs per ounce are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine's profitability and efficiency;
- the trend in costs;
- a measure of a mine's margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold; and
- a benchmark of performance to allow for comparison against other mines and mining companies.

A reconciliation of cash operating costs to production costs (the US GAAP measure), total costs, cash costs per ounce and total costs per ounce, for the six months ended December 31, 2004 and December 31, 2003, is presented below:

For the six months ended December 31, 2004	South African operations $'000	Australasian operations $'000	Total $'000
Cash operating costs	110,123	29,059	139,182
Plus other cash non-operating costs:			
Rehabilitation costs	531	-	531
Statutory levies	1,905	2,817	4,722
Production costs	112,559	31,876	144,435
Plus non-cash costs:			
Depreciation and amortization	3,574	8,207	11,781
Movement in rehabilitation provision, reclamation and closure costs	253	-	253
Total production costs	116,386	40,083	156,469
Plus other costs:			
Employment termination costs	3,504	-	3,504
Movement in gold in process	316	(494)	(178)
Impairment of assets	38,333	-	38,333
Non-operating income	(7,083)	2,614	(4,469)
Interest expense	3,280	1,132	4,412
Other operating expenses	8,513	1,731	10,244
Total costs	163,249	45,066	208,315

For the six months ended December 31, 2003	South African operations $'000	Australasian operations $'000	Total $'000
Cash operating costs	114,427	21,722	136,149
Plus other cash non-operating costs:			
Rehabilitation costs	389	-	389
Statutory levies	1,827	1,466	3,293
Production costs	116,643	23,188	139,831
Plus non-cash costs:			
Depreciation and amortization	6,330	4,260	10,590
Movement in rehabilitation provision, reclamation and closure costs	753	41	794
Total production costs	123,726	27,489	151,215
Plus other costs:			
Employment termination costs	6,184	-	6,184
Movement in gold in process	370	1,885	2,255
Impairment of assets	-	-	-
Non-operating income	(6,560)	3,016	(3,544)
Interest expense	5,528	109	5,637
Other operating expenses	10,506	252	10,758
Total costs	139,754	32,751	172,505

Exhibit 99.4

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
DRDGOLD Limited:

We have reviewed the condensed consolidated balance sheet of DRDGOLD Limited and subsidiaries as of December 31, 2004 and 2003, the related condensed consolidated statement of operations for the six-month period ended December 31, 2004 and 2003, and the related condensed consolidated statement of cash flows for the six-month period ended December 31, 2004 and 2003. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of DRDGOLD Limited and subsidiaries as of June 30, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated November 29, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
June 1, 2005

Exhibit 99.5

Letter from KPMG Inc. regarding unaudited financial information

June 1, 2005

DRDGOLD Limited
45 Empire Road
Parktown
2193
South Africa

Re: Registration Statements No. 333-102800 and No.333-121386

With respect to the subject registration statements, we acknowledge our awareness of the incorporation by reference therein of our report dated June 1, 2005 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the "Act"), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa